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                                   VIAD CORP

                                                                EXHIBIT 4

                                                        CONTACT: William Peltier
                                                                  (602) 207-5812
                                                               bpeltier@viad.com

                                 PRESS RELEASE

                            ------------------------

                        VIAD COMMENCES CASH TENDER OFFER
                FOR ALL OUTSTANDING SHARES OF MONEYGRAM PAYMENT
                       SYSTEMS, INC. AT $17.00 PER SHARE

     PHOENIX, Ariz., April 10, 1998 -- Viad Corp (NYSE:VVI), today announced that Pine Valley Acquisition, Viad's newly formed wholly owned subsidiary has commenced a cash tender offer for all outstanding shares of the common stock of MoneyGram Payment Systems, Inc. at $17.00 a share.

     The offer is being made pursuant to the previously announced merger agreement among Viad Pine Valley Acquisition Corporation and MoneyGram. The offer is conditioned upon, among other things, the tender of a majority of the outstanding shares of MoneyGram on a fully diluted basis, the expiration or termination of the HSR Act waiting period and receipt of regulatory approvals.

     The tender offer and withdrawal rights are scheduled to expire at 12:00 noon, New York City time, on Friday, May 8, 1998.

     Salomon Smith Barney is acting as the Dealer Manager and MacKenzie Partners, Inc. is acting as the Information Agent in connection with the offer. The information filed with the Securities and Exchange Commission in connection with the tender offer may be obtained by calling MacKenzie Partners, Inc. collect at (212) 929-5500 or toll free at (800) 322-2885.

     Viad Corp is a $2.5 billion S&P MidCap 400 services company with interests in payment services, airline catering, convention services and travel and leisure.